IMEC and ASML further define collaboration on EUV lithography

IMEC EUV lithography industrial affiliation program, slated to start in 2006, will include ASML full-field EUV pre-production tool.

Leuven, Belgium - October 28, 2004 - IMEC and ASML have agreed on the installation of a full-field EUV pre-production tool, to be installed in IMEC's 300mm research facility in late 2005. An IMEC Industrial Affiliation Program on EUV lithography will begin in early 2006 and will focus on the 32nm node and beyond.

To ensure that EUV technology is ready when the transition from 193nm immersion lithography takes place, IMEC will initiate an industrial affiliation program to gain early insight into EUV lithography issues. The program will include investigation into the following areas:

o	Optical path stability and monitoring;
o	EUV lithography reticle handling (including cleaning) in a wafer fab and defect printability;
o	Assessment of line edge roughness (LER) in EUV lithography and its relation to shot noise;
o	EUV lithography resist assessment and process optimization, in particular searching for a resist with the required sensitivity for EUV, but with acceptable line edge roughness and capable of a 32nm half pitch resolution;
o	32nm node critical layer patterning;
o	Printable defects of EUV masks.

The program details will be defined in collaboration with IMEC's core partners such as Infineon Technologies, Intel, Matsushita, Philips, Samsung and Texas Instruments, in the next six months.

There is a growing consensus that 193nm immersion lithography will be introduced for 65nm half-pitch in 2007, and the outlook is positive for its extension to 45nm half-pitch. However, it will be very hard to get to the 32nm half-pitch since this will require a very high-NA lens and a high-index fluid, which are very uncertain at this moment. EUV lithography is a potential candidate for semiconductor volume product imaging at and below 32nm due to the advantages EUV offers.

"This agreement enables us to provide our partners with one of the world's first full-field EUV lithography tools," said Luc Van den hove, Vice President Silicon Process and Device Technology. "With ASML's cooperation, IMEC's core partners and other participating companies will have the opportunity to develop the necessary critical knowledge and early process expertise well before 193nm immersion runs out of steam."

"At the beginning of the year, IMEC and ASML announced intentions to form an EUV program. Planning is complete and we now have a start date and program agenda to offer our customers and affiliated companies," said Martin van den Brink, executive vice president, marketing and technology, ASML. "EUV offers the best solution for volume manufacturing to reach below the 32 nm node. Keeping our time, energy and resources focused on EUV will ensure a smooth, technological transition in the future."

IMEC invites semiconductor manufacturers, material suppliers, mask shops and peripheral lithography equipment suppliers to participate in the EUV lithography program. IMEC Industrial Affiliation programs offer partners the advantages of both reduced costs and early process knowledge.

IMEC
Katrien Marent
Corporate Communication Manager
Katrien.Marent@imec.be
tel: +32.16.28.18.80
fax: +32.16.28.16.37